CANNELL CAPITAL LLC

245 Meriwether Circle

Alta, WY 83414

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Tel (307) 733-2284 Fax (307) 264-0600
info@cannellcap.com

July 24, 2023

Joseph P. Schneider

Chairman of the Board and Interim CEO

Sportsman's Warehouse, Inc.

1475 W 9000 S, Suite A

West Jordan, Utah 84088

Dear Mr. Schneider,

I write on behalf of Cannell Capital LLC ("CC"), the largest shareholder of Sportsman's Warehouse, Inc. ("SPWH" or "Company") as of March 31, 2023.

In 2023 SPWH's stock is down 38% in 2023 versus up 19% and 10% for comparables Vista Outdoor Inc. and Dick's Sporting Goods, respectively. You have many unhappy owners. CC is one of them.

CC spoke with SPWH on April 19, 2023, at which time CC suggested that SPWH could benefit from a change to its Board of Directors ("BOD" or "Board"). This was neither a request, nor a demand, but the opinion of one owner.

On April 24, 2023, CC introduced four individuals to supplement the Board and invited SPWH to choose one. (What is the big deal about one board member?) From CC's perspective, SPWH management would be better served by Board members who enjoy greater capital allocation acumen; own or are likely to own (in the old-fashioned way - with a checkbook) a significant piece of SPWH and understand that their duty of service is to all shareholders.

On May 5, 2023, SPWH informed CC that it welcomed the suggestions and was moving ahead by interviewing two of our introductions. SPWH then claimed to see value in adding one of these introductions to the Board, even conducting a background check.

CC was therefore surprised when on May 25, 2023, SPWH sent a Cooperation Agreement, which proposed to muzzle CC. SPWH wanted CC to tie the hands of its Limited Partners by requiring CC to vote for all Board measures for two years in exchange for adding one of CC's suggestions to the SPWH Board. On May 30 and June 7, 2023, CC expressed its shock and disgust over the draft Cooperation Agreement.

Since April, CC has evidenced great patience and flexibility. Rather than doing the right thing - collaboratively resigning - the Board has begun to show signs of entrenchment, however, and are now unnecessarily reallocating money to their counsel, Cooley LLP, rather than to benefit the owners of the Company.1

CC notes that the entire incumbent BOD together owns a mere 1.25% of SPWH stock and only 0.15% when one adjusts this for what the Board has bought via its own checkbook (like other owners).

At the June 7, 2023, Annual Meeting, shareholders expressed tepid confidence in the incumbent Board with 33% and 32% of shareholders represented voting against, abstaining from, or not voting for Class III directors Gregory P. Hickey and Nancy A. Walsh, respectively.

Should the incumbent Board not take this immediate opportunity to reconstitute itself, CC believes that the major proxy advisory services will note the behavior of the incumbent Board members. These proxy advisory services may consider discouraging public companies from considering the board candidacy of any of the incumbent members of this Board in the future.

CC does not seek control of SPWH. In fact, all of CC's introductions to SPWH have been to independent Board members with CC not even seeking one board seat for any of its employees. Our Company deserves a new, experienced, and independent Board to serve all shareholders.

Today, CC calls upon the incumbent Board to resign and make immediate arrangements to allow shareholders to select a new BOD.

Sincerely,

J. Carlo Cannell

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1 How much money has SPWH spent on Cooley in 2023? How does that compare with the opening costs for the Laramie, WY store?